EXHIBIT 11.1

STATEMENT REGARDING COMPUTATION OF EARNINGS PER SHARE

The Company reports both basic net income (loss) attributable to common stockholders per common share, which is based upon the weighted average number of common shares outstanding excluding returnable shares, and diluted net income (loss) attributable to common stockholders per common share, which is based on the weighted average number of common shares outstanding and dilutive potential common shares outstanding.

The following table sets forth the computation of basic and diluted net income (loss) attributable to common stockholders per share (in thousands, except per share amounts):

	Years Ended December 31,
	2001	2002	2003
Numerator:
Net income (loss) from continuing operations	$(8,201)	$6,539	$9,355
Less: Cumulative preferred stock dividends in arrears	(11,764)	(12,941)	(6,187)

Net income (loss) attributable to common stockholders	(19,965)	(6,402)	3,168
Effect of dilutive securities
Add: Cumulative preferred stock dividends in arrears	—	—	6,187

Net income (loss) attributable to common stockholders with assumed conversions	$(19,965)	$(6,402)	$9,355

Denominator:
Weighted average common shares outstanding	6,413	6,842	11,151
Less: Unvested common shares subject to repurchase	(131)	(58)	(10)

Total shares; basic	6,282	6,784	11,141
Effect of dilutive securities
Add: Convertible preferred stock	—	—	24,241
Stock options and warrants	—	—	6,261
Unvested common shares subject to repurchase	—	—	10

Total shares; diluted	6,282	6,784	41,653

Net income (loss) per common share, basic	$(3.18)	$(0.94)	$0.28

Net income (loss) per common share, diluted	$(3.18)	$(0.94)	$0.22

The following outstanding mandatorily redeemable cumulative convertible preferred stock and warrants, common stock warrants, and common stock options were excluded from the computation of diluted net income per share as they had an antidilutive effect (in thousands):

	Years Ended December 31,
	2001	2002	2003
Mandatorily redeemable cumulative convertible preferred stock (assuming conversion, using appropriate conversion ratio, to common shares)	25,545	25,555	—
Mandatorily redeemable cumulative convertible preferred stock warrants (assuming conversion, using appropriate conversion ratio, to common shares)	344	278	—
Common warrants	524	417	—
Common stock options	5,589	6,846	189